Exhibit 10.14

October 29, 2010

Mr. Brian Boyles

3855 Sea Oaks Circle

Davenport, IA  52807

Dear Brian,

I am pleased to confirm our offer for you to join Pulaski Bank (the “Bank”) as President of our Mortgage Division. In this capacity, you will become a member of the Management Executive Committee at the Bank. We are confident that our association will be mutually beneficial to both you and the Bank, and we look forward to your timely acceptance.

Listed below are the terms of the offer that we have discussed over the past several weeks:

Start Date — We anticipate your start date with Pulaski Bank to be on or before November 15, 2010.

Base Salary — $300,000 per annum; payable on a bi-weekly payroll schedule.  During the duration of your employment your base salary will not be less than $300,000 per annum and will be subject to annual review for potential upward adjustment based on such factors as your performance, the Bank’s performance and competitive market analysis.

Fiscal 2011 Incentive Payments — You will receive the following cash bonus payments for our 2011 fiscal year which began October 1, 2010 and ends September 30, 2011.  Within five business days of your start date you will receive a signing bonus in the amount of $100,000, subject to customary tax withholdings.  In addition, you will receive a cash incentive bonus for the fiscal year-ending September 30, 2011 in the amount of $100,000, again subject to customary tax and other withholdings.  This bonus, which is guaranteed for fiscal 2011, will be payable in four equal quarterly installments of $25,000 each. These installments will be paid in conjunction with the first regular payroll period following December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011.

In the event you voluntarily terminate your employment with the Bank (other than your voluntary termination for “Good Reason” (as defined in Appendix A)) or your employment is terminated by the Bank for “Cause”, within two years from your start date, you agree to reimburse us the signing bonus and first year incentive bonus (“Initial Year Cash Bonuses”).  For purposes of this paragraph only, the Initial Year Cash Bonuses will be deemed to have been “earned” monthly over your first twenty-four (24) months of employment.  In the event of your voluntary termination (other than your voluntary termination for “Good Reason” (as defined in Appendix A)) or termination for “Cause” prior to the second anniversary of your start date, you will be obligated to reimburse to the Bank the unearned portion of your Initial Year Cash Bonuses.  By way of example, but not limitation, if you were to voluntarily terminate employment with the Bank or be terminated for “Cause” by the Bank after completing twelve months of employment following your start date, the Bank would be entitled to receive a reimbursement of $100,000 of your Initial Year Cash Bonuses ($200,000 ÷ 24 months x 12 unearned months).  For purposes of this letter, a termination of your employment by the Bank for “Cause” means termination on account of any of the following: (i) personal dishonesty; (ii) incompetence, (iii) willful misconduct; (iv) breach of fiduciary duty involving personal profit; (v) Intentional failure to perform stated duties; or (vi) willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

Notwithstanding the foregoing, you will not be required to provide any reimbursement of your Initial Year Cash Bonuses if you voluntarily terminate employment for Good Reason (as defined in Appendix A).

Initial Restricted Stock Grant — Upon commencement of your employment, you will be granted Restricted Common Shares of Pulaski Financial Corp. (the “Company”) valued at $50,000 based on the closing price of our common stock on your first day of employment.  The number of actual shares to be awarded will be arrived at by dividing $50,000 by the closing price of our common stock as of your first day of employment.  These Restricted Shares will vest either at the end of three years from the date of grant or when the Company redeems its currently outstanding preferred stock held by the U.S. Treasury, whichever period is longer.

Incentive Compensation — Fiscal 2012 and Beyond — Your incentive compensation for fiscal years 2012 and beyond will be dependent upon whether or not you are classified as a Most Highly Compensated Employee (“MHCE”) and whether or not the Bank’s existing preferred stock issued to the U.S. Treasury remains outstanding.  If both of these situations exist, your incentive compensation will be subject to certain restrictions (“TARP Restrictions”) imposed on us by virtue of our preferred stock issuance to the U.S. Treasury.

Assuming No TARP Restrictions — Your cash incentive award will be based upon the Mortgage Division’s achievement of profit improvement goals.  These goals and related percentages will be mutually agreed upon by you and me following the commencement of your employment.  These cash incentive awards will be paid on a fiscal quarter basis as follows; 75% will be paid as soon as practicable after quarterly results are available and the additional 25% to be held in escrow and paid out following completion of the fiscal year.

You will also have the opportunity to be awarded annual equity grants in the range of 25% - 35% of your base salary.  These equity grants may consist of stock options, restricted stock grants or other forms of equity awards.  Awards will be determined at the sole discretion of the Compensation Committee of the Board of Directors of the Bank, taking into account your performance, that of the Mortgage Division and overall Bank performance.

Assuming TARP Restrictions — Your incentive compensation will be paid in restricted common stock of the Company.  The value of the awards will be based upon the Mortgage Division’s achievement of profit improvement goals.  These goals and related level of awards will be mutually agreed upon by you and me following the commencement of your employment.  The TARP Restrictions limit the value of these awards in any particular year to one-third of your total compensation.  This restriction generally equates to an overall limit of approximately 50% of your base salary.  So, for any year that you are under TARP Restrictions your incentive compensation for that year will be paid in Restricted Shares and will not exceed approximately $150,000 in value (assuming your base salary remains at $300,000).

The number of actual restricted shares to be awarded will be arrived at by dividing the value of the grant by the closing price of our common stock as of the actual grant date.  These restricted shares will vest either at the end of three years from the date of grant or when the Company redeems its preferred stock currently held by the U.S. Treasury, whichever period is longer.

Relocation — To facilitate your move to St. Louis, we will purchase your existing home in Davenport, Iowa.  The purchase price will be the appraised value as determined by an independent qualified appraiser engaged directly by the Bank (the “Appraised Value”).  The Bank agrees to market the property for up to twelve months from the date of purchase at a price not below the Appraised Value.  After the initial twelve-month marketing period, the Bank, at its sole discretion, will determine the price at which the property will be marketed and ultimately sold.  We agree that during this initial twelve-month period we will not sell the property at less than the Appraised Value without your consent.  In addition, the Bank will absorb all carrying costs related to the property during this period, including any commission on the sale of the property.

As consideration for the Bank purchasing your home at the commencement of your employment, you agree to reimburse us for any ultimate loss incurred upon the sale of the property.  The calculation of the loss, if any, will not include the carrying costs as described in the preceding paragraph.  To effectuate the required reimbursement, the Bank will deduct 50% of your quarterly bonus that would otherwise be paid to you over a twenty-four month period beginning with the quarter ending December 31, 2012 and ending no later than the quarter ending December 31, 2014.  To the extent necessary, the Bank may also access portions of your 25% quarterly bonus hold-back to satisfy any loss reimbursement.  Should you voluntarily terminate your employment with us (other than your voluntary termination for Good Reason (as defined in Appendix A) or if you are terminated for “Cause” (as defined above) by the Bank, before any loss on disposition of the property has been fully recouped through bonus reductions, you agree to reimburse the Bank for such loss within 180 days of such termination date.  Notwithstanding the foregoing, you will not be required to provide any reimbursement under this paragraph if you voluntarily terminate employment for Good Reason (as defined in Appendix A).

We will provide you with an allowance of $50,000 (payable within five (5) business days of the closing on your new St. Louis-area residence or as other mutually agreed) to cover other customary relocation expenses, including moving costs, household settling-

in costs, house hunting trip(s) for you, your spouse and children and any other similar expenses.  In addition to the aforementioned allowance, the Bank will either pay for or reimburse you for temporary living expenses while in transition.

The remainder of this letter outlines other terms and conditions of your employment.

Employee Health and Welfare Benefit Plans — As an executive employee, you will be eligible to participate in the Bank’s health insurance plans effective with your first day of employment.  A separate description of the coverage and costs pertaining to these plans, as well as other ancillary plans will be provided.

401(k) Retirement Savings Plan — Employees are eligible to enroll in the Bank’s 401(k) retirement plan effective the first day of the month following 6 months of employment.  The plan includes a number of investment options including Company stock (NASDAQ symbol: PULB).  Effective January 1, 2011, the Bank’s employer matching contribution is 50% of the first 5% of deferred salary.  Additional information pertaining to the Bank 401(k) plan will be provided to you subsequent to your hire.

Leave — You will be entitled to sick leave and paid annual vacation in accordance with policies established from time to time by the Bank.  In no event shall your annual paid vacation be less than four (4) weeks.

Background Investigation — This offer of employment is contingent upon the Bank’s receipt of a satisfactory response and results pertaining to an investigative consumer report.

Restrictive Covenants — By your signature below, you agree to be bound by the restrictive covenants set forth in Appendix A to this letter, all of which are incorporated by reference as part of this letter.  You acknowledge that your acceptance of these restrictions is an essential inducement to the Bank’s willingness to extend this offer of employment.

*     *     *

By accepting this offer of employment, you acknowledge and agree that your employment with the Bank will at all times be on an at-will basis, and that neither you, nor the Bank, has entered into an oral, written, or implied contract relating to the duration of your employment.  As an at-will employee, you are free to terminate your employment with the Bank at any time, with or without cause or advance notice.  Likewise, the Bank has the right to terminate your employment at any time, with or without cause or advance notice.  This letter is limited to its express terms, is not intended to constitute an employment agreement for a specified term of employment, and does not create on your behalf any right to receive post-employment severance compensation.

We are confident that your skills and background will greatly benefit our organization, and we have created a compensation package that is designed to link your rewards with the impact that you will have on the Bank.  Please do not hesitate to contact me with any questions, comments, or concerns you may have with regard to this offer or employment with Pulaski Bank.

If you are in agreement with the above outline and terms and conditions of employment, including Appendix A, kindly sign and date below by Friday, October 29, 2010.  We look forward to your positive response.

Sincerely,

/s/ Gary W. Douglass
Gary W. Douglass
Chief Executive Officer

I accept the offer of employment presented to me as stated above and agree to the terms and conditions contained herein:

/s/ Brian Boyles	10/29/2010
Brian Boyles	Date

Appendix A

Restrictive Covenants

Pursuant to the terms of the letter agreement dated as of October 29, 2010 between Brian Boyles (“Executive”) and Pulaski Bank (the “Bank”), Executive agrees to be bound as follows:

Use and Disclosure of Confidential Information.

(a)           Executive acknowledges and agrees that (i) by virtue of his employment, he will be given access to, and will help analyze, formulate or otherwise use, Confidential Information, (ii) the Bank has devoted (and will devote) substantial time, money, and effort to develop Confidential Information and maintain the proprietary and confidential nature thereof, and (iii) Confidential Information is proprietary and confidential and, if any Confidential Information were disclosed or became known by persons engaging in a business in any way competitive with the Bank’s Business, such disclosure would result in hardship, loss, irreparable injury, and damage to the Employer, the measurement of which would be difficult, if not impossible, to determine. Accordingly, the Executive agrees that (i) the preservation and protection of Confidential Information is an essential part of his duties of employment and that, as a result of his employment with the Bank, he has a duty of fidelity, loyalty, and trust to the Bank in safeguarding Confidential Information. The Executive further agrees that he will use his best efforts, exercise utmost diligence, and take all steps necessary to protect and safeguard Confidential Information, whether such information derives from the Executive, other employees of the Employer, Customers, Prospective Customers, or vendors or suppliers of the Bank, and that he will not, directly or indirectly, use, disclose, distribute, or disseminate to any other person or entity or otherwise employ Confidential Information, either for his own benefit or for the benefit of another, except as required in the ordinary course of his employment by the Bank. The Executive shall follow all Bank policies and procedures to protect all Confidential Information and shall take any additional precautions necessary under the circumstances to preserve and protect against the prohibited use or disclosure of any Confidential Information.

(b)           The confidentiality obligations contained in this Appendix A shall continue as long as Confidential Information remains confidential (except that the obligations shall continue, if Confidential Information loses its confidential nature through improper use or disclosure,) and shall survive the termination of the Executive’s employment with the Bank.

Ownership of Documents and Return of Materials At Termination of Employment.

(a)           Any and all documents, records, and copies thereof, including but not limited to hard copies or copies stored digitally or electronically, pertaining to or including Confidential Information (collectively, “Bank Documents”) that are made or received by the Executive during his employment shall be deemed to be property of the Employer. The Executive shall use Bank Documents and information contained therein only in the course of his employment for the Bank and for no other purpose. The Executive shall not use or disclose any Bank Documents to anyone except as authorized in the course of his employment and in furtherance of the Bank’s business.

(b)           Upon termination of employment, the Executive shall immediately deliver to the Bank (with or without request) all Bank Documents and all other Bank property in the Executive’s possession or under his custody or control.

Non-Solicitation of Customers. The Executive agrees that while employed by the Bank and for a period of two (2) years following his termination of employment for any reason, the Executive shall not, directly or indirectly, individually or jointly, (i) solicit in any manner, seek to obtain or service, or accept the business of any Customer for any product or service of the type offered by the Bank or competitive with the Bank’s Business, (ii) solicit in any manner, seek to obtain or service, or accept the business of any Prospective Customer for any product or service of the type offered by the Employer or otherwise competitive with the Bank’s Business, or (iii) request or advise any Customer, Prospective Customer, or supplier of the Bank to terminate, reduce, limit, or change its business or relationship with the Bank.  Notwithstanding the foregoing, the period of restriction set forth in this paragraph shall be reduced to one (1) year if (i) following a Change in Control, the Executive’s employment is involuntarily terminated without “Cause” (as defined in the letter agreement), or (ii) at any time, the Executive voluntarily terminates his employment for Good Reason.

Covenant Not to Compete/Non-Solicitation of Employees. The Executive hereby understands and acknowledges that, by virtue of his position with the Bank, he has obtained advantageous familiarity and personal contacts with Customers and Prospective Customers, wherever located, and the business, operations, and affairs of the Bank. Accordingly, while employed by the Bank and for a period of two (2) years following his termination of his employment for any reason, the Executive shall not, directly or indirectly:

(a)           as owner, officer, director, stockholder, investor, proprietor, organizer, employee, agent, representative, consultant, independent contractor, or otherwise, engage in the same trade or business as the Bank’s Business, in the same or similar capacity as the Executive worked for the Bank, or in such capacity as would cause the actual or threatened use of the Bank’s trade secrets and/or Confidential Information; provided, however, that this paragraph shall not restrict the Executive from acquiring, as a passive investment, less than five percent (5%) of the outstanding securities of any class of an entity that are listed on a national securities exchange or actively traded in the over-the-counter market. The Executive acknowledges and agrees that, given the level of trust and responsibility given to him while in the Bank’ employ, and the level and depth of trade secrets and Confidential Information entrusted to him, any immediately subsequent employment with a competitor to the Bank’s Business would result in the inevitable use or disclosure of the Bank’s trade secrets and Confidential Information and, therefore, this restriction is reasonable and necessary to protect against such inevitable disclosure; or

(b)           offer to provide employment or work of any kind (whether such employment is with the Executive or any other business or enterprise), either on a full-time or part-time or consulting basis, to any person who then currently is, or who within two (2) years preceding such offer or provision of employment has been, an employee of the Bank.

(c)           The noncompetition restrictions contained in subparagraph (a) of this section shall be limited to the following geographical areas: (i) within a ten (10) mile radius of each business location operated by the Bank on the Executive’s termination date; (ii) within each county in which a business location is operated by the Bank on the Executive’s termination date; (iii) within a fifty (50) mile radius of the Bank’s corporate headquarters address in St. Louis, Missouri.

Notwithstanding anything in the letter agreement and this Appendix A to the contrary, if (i) following a Change in Control, the Executive’s employment is involuntarily terminated without “Cause” (as defined in the letter agreement), or (ii) at any time, the Executive voluntarily terminates his employment for Good Reason, (i) the restrictions set forth in subparagraph (a) of this section shall not apply for any period and (ii) the period applicable to the restrictions set forth in subparagraph (b) of this section shall be reduced to one (1) year.

Remedies. The Executive agrees that the Bank will suffer irreparable damage and injury and will not have an adequate remedy at law if the Executive breaches any restriction set forth in this Appendix A (the “Restrictive Covenants”).  Accordingly, if the Executive breaches or threatens or attempts to breach the Restrictive Covenants, in addition to all other available remedies, the Bank shall be entitled to seek injunctive relief, and no or minimal bond or other security shall be required in connection therewith. The Executive acknowledges and agrees that in the event of his termination of employment for any reason whatsoever, the Executive can obtain employment not competitive with the Bank’s Business (or, if competitive, outside of the geographic and customer-specific scope described herein) and that the issuance of an injunction to enforce the provisions of the Restrictive Covenants shall not prevent the Executive from earning a livelihood. The Restrictive Covenants are essential terms and conditions to the Bank entering into an employment relationship with the Executive.

Reasonableness of Restrictive Covenants. The Bank and the Executive acknowledge and agree that the Restrictive Covenants are reasonable in view of the nature of the Bank’s Business and the Executive’s advantageous knowledge of and familiarity with the Bank’s Business, operations, affairs, and Customers. Notwithstanding anything contained herein to the contrary, if the scope of any Restrictive Covenant is found by a court of competent jurisdiction to be too broad to permit enforcement of such restriction or covenant to its full extent, then such restriction or covenant shall be enforced to the maximum extent permitted by law.

Definitions.  For purposes of the letter agreement and this Appendix A, the following definitions shall apply:

Bank means Pulaski Bank and any affiliate of Pulaski Bank.

Bank’s Business means, collectively, the products and services provided by the Bank, including, but not limited to, lending activities (including individual loans consisting primarily of home equity lines of credit, residential real estate loans, and/or consumer loans, and commercial loans, including lines of credit, real estate loans, letters of credit, and lease financing) and depository activities (including noninterest-bearing demand, NOW, savings and money market, and time deposits), debit and ATM cards, merchant cash management, internet banking, treasury services, and other general banking services.

Change in Control means the first occurrence of any of the following events:

(1)           the acquisition by any person (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (“Act”)), other than the Company (as defined in the letter agreement), a subsidiary, and any employee benefit plan of the Company or a subsidiary, of twenty-five percent 25%) or more of the combined voting power entitled to vote generally in the election of the directors of the Company’s then outstanding voting securities;

(2)           the persons who were serving as the members of the Board of Directors of the Company immediately prior to the commencement of a proxy contest relating to the election of directors or a tender or exchange offer for voting securities of the Company (“Incumbent Directors”) shall cease to constitute at least a majority of the Board of Directors (or the board of directors of any successor to the Company) at any time within one year of the election of directors as a result of such contest or the purchase or exchange of voting securities of the Company pursuant to such offer, provided that any director elected to the Board of Directors, or nominated for election, by a majority of the Incumbent Directors then still in office and whose nomination or election was not made at the request or direction of the person(s) initiating such contest or making such offer shall be deemed to be an Incumbent Director for purposes of this subsection (2);

(3)           consummation of a merger, reorganization, or consolidation of the Company, as a result of which persons who were shareholders of the Company immediately prior to such merger, reorganization, or consolidation do not, immediately thereafter, own, directly or indirectly and in substantially the same proportions as their ownership of the stock of the Company immediately prior to the merger, reorganization, or consolidation, more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of (i) the merged, reorganized, or consolidated company or (ii) an entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the company described in clause (i);

(4)           a sale, transfer, or other disposition of all or substantially all of the assets of the Company, which is consummated and immediately following which the persons who were shareholders of the Company immediately prior to such sale, transfer, or disposition, do not own, directly or indirectly and in substantially the same proportions as their ownership of the stock of the Company immediately prior to the sale, transfer, or disposition, more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of (i) the entity or entities to which such assets are sold or transferred or (ii) an entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the entities described in clause (i); or

(5)           the shareholders of the Company approve a liquidation of the Company.

Confidential Information means the following:

(1)           materials, records, documents, data, statistics, studies, plans, writings, and information (whether in handwritten, printed, digital, or electronic form) relating to the Bank’s Business that are not generally known or available to the Bank’s business, trade, or industry or to individuals who work therein, or

(2)           trade secrets of the Bank.

Confidential Information also includes, but is not limited to: (i) information about the Bank’s employees; (ii) information about the Bank’s compensation policies, structure, and implementation; (iii) hardware, software, and computer programs and technology used by the Bank; (iv) Customer and Prospective Customer identities, lists, and databases, including private information related to customer history, loan activity, account balances, and financial information; (v) strategic, operating, and marketing plans; (vi) lists and databases and other information related to the Bank’s vendors; (vii) policies, procedures, practices, and plans related to pricing of products and services; and (viii) information related to the Bank’s acquisition and divestiture strategy. Information or documents that are generally available or accessible to the public shall be deemed Confidential Information, if the information is retrieved, gathered, assembled, or maintained by the Bank in a manner not available to the public or for a purpose beneficial to the Bank.

Customer means a person or entity who is a customer of an Employer at the time of the Executive’s termination of employment or with whom the Executive had direct contact on behalf of the Bank at any time during the period of the Executive’s employment with the Bank.

Good Reason means the occurrence of any of the following without the express written consent of the Executive:

(1)           a material reduction in the Executive’s duties or responsibilities with the Bank;

(2)           a reduction in the Executive’s base compensation; or

(3)           a change in the primary location at which the Executive is required perform the duties of his employment to a location that is more than fifty (50) miles from the location at which his office is located on the effective date of this Agreement.

Prospective Customer means a person or entity who was the direct target of sales or marketing activity by the Executive or whom the Executive knew was a target of the Bank’s sales or marketing activities during the one year period preceding the Executive’s termination of employment.